                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3

                                 (RULE 13e-100)

                TRANSACTION STATEMENT UNDER SECTION 13 (e) OF THE
            SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

                                   RULE 13e-3
                              TRANSACTION STATEMENT
           UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

                                 PSB GROUP, INC.
                              (NAME OF THE ISSUER)

                                 PSB GROUP, INC.
                                   MERGER CO.
                      (NAME OF PERSON(S) FILING STATEMENT)

                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                   69360T 10 5
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

              MICHAEL J. TIERNEY                             COPY TO:
    PRESIDENT AND CHIEF EXECUTIVE OFFICER               TIMOTHY E. KRAEPEL
               PSB GROUP, INC.                   HOWARD & HOWARD ATTORNEYS, P.C.
            1800 EAST 12 MILE ROAD              39400 WOODWARD AVENUE, SUITE 101
       MADISON HEIGHTS, MICHIGAN 48071          BLOOMFIELD HILLS, MI 48304-5151
               (248) 548-2900                             (248) 645-1483
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
      AUTHORIZED TO RECEIVE NOTICES AND
  COMMUNICATIONS ON BEHALF OF THE PERSON(S)
              FILING STATEMENT)

                                   ----------

This statement is filed in connection with (check the appropriate box):

a.   [X]   The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.   [ ]   The filing of a registration statement under the Securities Act of
           1933.

c.   [ ]   A tender offer.

d.   [ ]   None of the above.

Check the following box if the soliciting materials or information statement referred to in the checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            CALCULATION OF FILING FEE

Transaction valuation*   Amount of filing fee
----------------------   --------------------
      $3,110,499                $95.50

* For purposes of calculating the fee only. This amount assumes the acquisition of 148,119 shares of common stock of the subject company acquired in the merger for $21.00 per share in cash (the "Total Consideration"). Pursuant to Rule 0-11(b)(1), the amount required to be paid with the filing of this Schedule 13E-3 equals .0000307 of the Total Consideration.

[ ]  Check the box if any part of the fee is offset as provided by Rule 0-11(a)
     (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $__________________   Filing Party: ____________________

Form or Registration No.: _________________   Date Filed: ______________________

                TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE
            SECURITIES EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER

ITEM 1. SUMMARY TERM SHEET

          The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SUMMARY TERM SHEET" and "QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER."

ITEM 2. SUBJECT COMPANY INFORMATION

          The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "INFORMATION ABOUT PSB AND ITS AFFILIATES--General, --Stock Repurchases by PSB, --Recent Affiliate Transactions in PSB Stock; --Market for Common Stock and Dividend Information; and --Dividend Policy" and "INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS--Number of Shares Outstanding."

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

          The filing persons are PSB Group, Inc. and Merger Co. The subject company is PSB Group, Inc. Information regarding the persons specified in Instruction C to the Schedule is incorporated herein by reference to the section of Exhibit 1 entitled "INFORMATION ABOUT PSB AND ITS AFFILIATES--General," "--Merger Co.," "--Directors and Executive Officers of PSB" and "--Voting Securities and Principal Holders Thereof."

ITEM 4. TERMS OF THE TRANSACTION

          The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "SUMMARY TERM SHEET," "INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS--Requirements for Shareholder Approval," "SPECIAL FACTORS--Purposes of and Reasons for the Merger Proposal, --Structure of the Merger, --Recommendation of our Board of Directors, -- Financial Fairness, --Certain Consequences of the Merger; Benefits and Detriments to Affiliated and Unaffiliated Shareholders, --Rights of Dissenting Shareholders, Access to Corporate Files, Appraisal Services, and --Material U.S. Federal Income Tax Consequences of the Merger," and "INFORMATION ABOUT PSB AND ITS AFFILIATES--Market for Common Stock and Dividend Information."

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

          The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "INFORMATION ABOUT PSB AND ITS AFFILIATES--Recent Affiliate Transactions in PSB Stock and -- Stock Repurchases by PSB"; "SPECIAL FACTORS--Recommendation of our Board of Directors; -- Financial Fairness, -- Interests of Certain Persons in the Merger, and -- Certain Consequences of the Merger; Benefits and Detriments to Affiliated and Unaffiliated Shareholders."

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

          The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "SPECIAL FACTORS -- Structure of the Merger, -- Purposes of and Reasons for the Merger Proposal, --Purposes and Reasons of Merger Co. for the Merger Proposal,, -- Certain Consequences of the Merger; Benefits and Detriments to Affiliated and Unaffiliated Shareholders, -- Operations of PSB and the Bank Following the Merger; -- Financing of the Merger; -- Termination of Securities Exchange Act Registration; and, -- Conversion and Exchange of Stock Certificates," and "INFORMATION ABOUT PSB AND ITS AFFILIATES --Directors and Executive Officers of PSB, -- Market for Common Stock and Dividend Information; and -- Dividend Policy."

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

          The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "SPECIAL FACTORS -- Purposes of and Reasons for the Merger Proposal, --Background of Merger Proposal --Recommendation of our Board of Directors, -- Purposes and Reasons for Merger Co. for the Merger Proposal, -- Interests of Certain Persons in the Merger, -- Pro Forma Effect of the Merger, -- Certain Consequences of the Merger; Benefits and Detriments to Affiliated and Unaffiliated Shareholders, -- Operations of PSB and the Bank Following the Merger, and -- Material U.S. Federal Income Tax Consequences of the Merger," and "PRO FORMA CONSOLIDATED FINANCIAL INFORMATION."

ITEM 8. FAIRNESS OF THE TRANSACTION

          The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "SPECIAL FACTORS -- Background of the Merger Proposal; -- Recommendation of our Board of Directors; -- Financial Fairness; and -- Position of Merger Co. as to the Fairness of the Merger."

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

          The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SPECIAL FACTORS--Financial Fairness, -- Determination of the Terms of the Merger"; "QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER"; and Appendix B--Fairness Opinion.

ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SPECIAL FACTORS -- Financing of the Merger; and, -- Source of Funds and Expenses."

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

          The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "INFORMATION ABOUT PSB AND ITS AFFILIATES--Voting Securities and Principal Holders Thereof, --Recent Affiliate Transactions in PSB Stock, and -Stock Repurchases by PSB."

ITEM 12. THE SOLICITATION OR RECOMMENDATION

          The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SPECIAL FACTORS--Recommendation of our Board of Directors; -- Financial Fairness; and - Position of Merger Co. as to the Fairness of the Merger" and "INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS - Voting at the Special Meeting."

ITEM 13. FINANCIAL STATEMENTS

          (a) The audited financial statements and unaudited interim financial statements are incorporated in the proxy statement from PSB Group, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2006 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2007. The information in the proxy statement referred to in "DOCUMENTS INCORPORATED BY REFERENCE" and "WHERE YOU CAN FIND MORE INFORMATION" is incorporated herein by reference.

          Information concerning PSB Group, Inc.'s pro forma book value and earnings to fixed charges is set forth in the proxy statement under "PRO FORMA CONSOLIDATED FINANCIAL INFORMATION" and is incorporated herein by reference.

          (b) The information set forth in the proxy statement under "SPECIAL FACTORS -- Pro Forma Effect of the Merger" and "PRO FORMA CONSOLIDATED FINANCIAL INFORMATION" is incorporated herein by reference.

          (c) The information set forth in the proxy statement under "SELECTED HISTORICAL FINANCIAL DATA" and "SPECIAL FACTORS -- Pro Forma Effect of the Merger" is incorporated herein by reference.

ITEM 14. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

          The required information is incorporated herein by reference to the section of Exhibit 1 entitled "INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS--Solicitation of Proxies."

ITEM 15. ADDITIONAL INFORMATION

          Portions of the Preliminary Proxy Statement included as Exhibit 1 hereto which are not otherwise specifically incorporated by reference under Items 1 - 14 of this Schedule 13E-3 are hereby incorporated herein by this reference.

ITEM 16. EXHIBITS

          1. Preliminary Proxy Statement, Form of Proxy, Notice of Special Meeting of Shareholders and related cover letter, filed with the Securities and Exchange Commission on August 7, 2007, including Appendix A--Agreement and Plan of Merger and Appendix B--Fairness Opinion. (Incorporated by reference from Preliminary Schedule 14A Filed on August 7, 2007)

          2. Valuation Report of Donnelly Penman & Partners

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 7, 2007                    PSB GROUP, INC.


                                        By: /s/ Michael J. Tierney
                                            ------------------------------------
                                            Michael J. Tierney
                                            President and Chief Executive
                                            Officer


                                        MERGER CO.


                                        By: /s/ Michael J. Tierney
                                            ------------------------------------
                                            Michael J. Tierney
                                            President

                                  EXHIBIT INDEX

1. Preliminary Proxy Statement, Form of Proxy, Notice of Special Meeting of Shareholders and related cover letter, filed with the Securities and Exchange Commission on August 7, 2007, including Appendix A--Agreement and Plan of Merger and Appendix B--Fairness Opinion. (Incorporated by reference from Preliminary
Schedule 14A filed on August 7, 2007.)

2. Valuation Report of Donnelly Penman & Partners.


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